SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 17, 2012

Commission File Number: 001-10306 and 001-34718

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                               X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                                                          No                              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND GROUP plc and
THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

Item

Non-U.S. Tender Offer Announcement – Final Results	1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA

17 SEPTEMBER 2012

THE ROYAL BANK OF SCOTLAND PLC CASH TENDER OFFERS FOR CERTAIN EURO AND POUNDS STERLING SECURITIES: ANNOUNCEMENT OF PRICING INFORMATION AND FINAL RESULTS

On 5 September 2012, the Royal Bank of Scotland plc (the “Offeror”) invited Holders of the securities listed below (the “Securities”) who are outside the United States to tender their Securities for purchase by the Offeror for cash (the “Offers”) on the terms of, and subject to the Maximum Offer Amount and the other conditions contained in, a tender offer memorandum dated 5 September 2012 (the “Tender Offer Memorandum”). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Further to such invitation, the Offeror announced the indicative Purchase Price in respect of each of the Series 1 Securities and the Series 2 Securities, the indicative Clearing Spread in respect of each other Series and the indicative Series Acceptance Amount in respect of each Series of Securities at 12:30 p.m. (London time) today, 17 September 2012.

The Offeror hereby informs Holders that the Clearing Spread (where applicable), Reference Yield (where applicable), Purchase Yield (where applicable), Purchase Price, Accrued Interest, and final Series Acceptance Amount in respect of each Series of Securities has been set as specified in the table below and that it therefore accepts valid tenders of Securities pursuant to the Offers accordingly.

Title of Security	ISIN	Principal Amount Outstanding	Reference Benchmark	Clearing Spread	Reference Yield	Purchase Yield	Purchase Price*	Series Acceptance Amount	Accrued Interest***
Floating Rate Notes due 2013 (the “Series 1 Securities”)	XS0627824120	€1,000,000,000	—	—	—	—	€1,010	€381,057,000	€1.24
3.625 per cent. Notes due 2013 (the “Series 2 Securities”)	XS0497725563	€316,927,000	—	—	—	—	€1,021	€129,479,000	€12.41
4.875 per cent. Notes due 2015 (the “Series 3 Securities”)	XS0526338693	€1,250,000,000	Applicable Interpolated Mid-Swap Rate	+105 basis points	0.639%	1.689%	€1,086.94	€198,526,000	€8.82
4.75 per cent. Notes due 2016 (the “Series 4 Securities”)	XS0627824633	€1,000,000,000	Applicable Interpolated Mid-Swap Rate	+100 basis points	0.791%	1.791%	€1,103.84	€256,750,000	€16.14
4.875 per cent. Notes due 2017 (the “Series 5 Securities”)	XS0480133338	€1,991,000,000	Applicable Interpolated Mid-Swap Rate	+100 basis points	0.930%	1.930%	€1,121.28	€383,930,000	€32.37
6.375 per cent. Notes due 2014 (the “Series 6 Securities”)	XS0423324887	£882,777,000	5.00 per cent. UK Treasury Gilt due 2014	+150 basis points	0.248%	1.748%	£1,073.09	£153,881,000	£24.91
6.00 per cent. Notes due 2017 (the “Series 7 Securities”)	XS0497707744	£519,943,000	1.75 per cent. UK Treasury Gilt due 2017	+207 basis points	0.725%	2.795%	£1,137.06	£82,604,000	£20.55
6.625 per cent Notes due 2018 (the “Series 8 Securities”)	XS0388021270	£800,000,000	5.00 per cent. UK Treasury Gilt due 2018	+225 basis points	0.940%	3.190%	£1,186.07	£174,868,000	£0.37
7.50 per cent. Notes due 2024 (the “Series 9 Securities”)	XS0423325181	£924,613,000	5.00 per cent. UK Treasury Gilt due 2025	+290 basis points	2.124%	5.024%	£1,215.72	£36,388,000	£29.30
6.875 per cent. Notes due 2025 (the “Series 10 Securities”)	XS0497709286	£739,033,000	5.00 per cent. UK Treasury Gilt due 2025	+247 basis points	2.124%	4.594%	£1,209.32	£166,773,000	£23.54

*          Per €1,000 or £1,000, as applicable, in principal amount.
**       Accrued Interest represents interest accrued and unpaid on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date.

The Settlement Date in respect of the Securities accepted for purchase pursuant to the Offers is expected to be 19 September 2012.

FURTHER INFORMATION

Lucid Issuer Services Limited has been appointed by the Offeror as Tender Agent (the “Tender Agent”) for the purposes of the Offers.

The Royal Bank of Scotland plc has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers.  Morgan Stanley & Co. International plc and Société Générale (together with The Royal Bank of Scotland plc) have been appointed as Joint Dealer Managers, and ABN AMRO Bank N.V., Banca IMI S.p.A. and Banco Bilbao Vizcaya Argentaria, S.A. have been appointed as Co-Dealer Managers (together with the Joint Dealer Managers, the “Dealer Managers”) in connection with the Offers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom
Tel: +44 20 7085 8056
Attention: Liability Management Group
Email: liabilitymanagement@rbs.com

JOINT DEALER MANAGERS

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Tel: +44 20 7677 5040
Attention: Liability Management
Email: liabilitymanagementeurope@morganstanley.com
Société Générale SG House 41 Tower Hill London EC3N 4SG United Kingdom Tel: +44 20 7676 7579 Attention: Liability Management Email: liability.management@sgcib.com

TENDER AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom Tel: +44 (0) 20 7704 0880 Fax: +44 20 7067 9098 Attention: David Shilson/Yves Theis Email: rbs@lucid-is.com

NOTICE AND DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror, or if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favourable than those offered pursuant to the Offers.

This announcement must be read in conjunction with the Tender Offer Memorandum.  The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Caroline V. Storrie
Name: Caroline V. Storrie
Title: Assistant Secretary

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Caroline V. Storrie
Name: Caroline V. Storrie
Title: Assistant Secretary